UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson announces completion of sale of remaining 25% stake in Penguin Random House

1st April 2020

Pearson, the world's learning company, has today completed the sale of its remaining 25% stake in Penguin Random House for approximately $675m (£530m1) to Bertelsmann SE & Co KGaA ("Bertelsmann"). The transaction was announced on 18th December 2019 and completes Pearson's exit from the venture which, going forward, will be wholly owned by Bertelsmann.

In our announcement in December, we stated our intention to return £350m of net proceeds to our shareholders through a share buyback programme, which we subsequently commenced in early 2020. In our trading update on 23rd March, in light of the rapidly changing environment caused by the COVID-19 pandemic, we further stated that the Board had decided it was prudent to pause the share buyback with approximately £167m of the £350m share repurchase programme completed to date.

Pearson has significant financial headroom with approximately £1bn in total liquidity immediately available from cash and our Revolving Credit Facility at the end of February 2020. Given the current circumstances, we are looking at all options to maximise our liquidity and therefore will retain the proceeds from the disposal of our 25% stake in Penguin Random House to further strengthen our short-term financial position.

John Fallon, Pearson's chief executive, said: "As our venture with Bertelsmann comes to an end, we wish our colleagues and authors in Penguin Random House every future success. While we are experiencing unprecedented times as a result of COVID-19, we are taking all precautionary measures to protect our business. Our balance sheet is strong, our net debt is relatively low, and we have good liquidity. Furthermore, the growing interest in online learning puts us in a strong position given our global leadership and investment in this area."

Notes
1 Based on $/£ exchange rates of 1.27

Contacts
Investor Relations	Jo Russell Anjali Kotak	07785 451266 07802 890724
Media	Tom Steiner Gemma Terry	07787 415891 07841 363216
Brunswick	Charles Pretzlik, Nick Cosgrove, Simone Selzer	0207 404 5959

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/corporate/investors.html). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 01 April 2020
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary